Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

PROPANC BIOPHARMA, INC.

PROPANC BIOPHARMA, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation by written consent on May 25, 2019, setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation be amended by deleting Article 4 in its entirety and replacing it as follows:

“Article 4. A. Classes of Stock. The Corporation is authorized to issue two classes of shares to be designated as “Common Stock” and “Preferred Stock,” respectively. The Corporation has the authority to issue 100,000,000 total shares of Common Stock, $0.001 par value per share, and 1,500,005 total shares of Preferred Stock, $0.01 par value per share.

1. Upon the filing and effectiveness of this Certificate of Amendment to the Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware (the “Effective Time”), each five hundred (500) shares of Common Stock either issued and outstanding or held by the Corporation as treasury stock shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of a fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, round up to the nearest whole number of shares in order to bring the number of shares held by such holder up to the next whole number of shares of Common Stock. No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

B. Preferred Stock. The Corporation’s board of directors shall have the authority to authorize the issuance of 1,500,005 shares of Preferred Stock with such rights, preferences and limitations as may be set from time to time by resolution of the board of directors and the filing of a Certificate of Designation as required by the General Corporation Law of the State of Delaware.”

SECOND: That in lieu of a meeting and vote of the stockholders, the Corporation’s stockholders holding a majority of the outstanding voting power of the Corporation’s capital stock have given written consent approving this Certificate of Amendment in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

THIRD: That the Effective Time of this amendment shall be 11:59 p.m. (Eastern Time) on June 11, 2019.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this 7th day of June, 2019.

PROPANC BIOPHARMA, INC.

By:	/s/ James Nathanielsz
Name:	James Nathanielsz
Title:	Chief Executive Officer